Exhibit 107

The pricing supplement to which this Exhibit is attached is a final prospectus for the related offerings. The maximum aggregate offering price of the related offerings is $9,000,000,000 (comprised of $500,000,000 of the Floating Rate Senior Notes Due 2029, $2,500,000,000 of the Fixed/Floating Rate Senior Notes Due 2029, $3,000,000,000 of the Fixed/Floating Rate Senior Notes Due 2032 and $3,000,000,000 of the Fixed/Floating Rate Senior Notes Due 2037).